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                             June 3, 2024

       Michael H. McLamb
       Chief Financial Officer
       MarineMax, Inc.
       2600 McCormick Drive, Suite 200
       Clearwater, FL 33759

                                                        Re: MarineMax, Inc.
                                                            Form 8-K
                                                            Filed March 12,
2024
                                                            Amendment No. 1 to
Form 8-K
                                                            Filed April 1, 2024
                                                            File No. 001-14173

       Dear Michael H. McLamb:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 8-K filed March 12, 2024

       Item 1.05 Material Cybersecurity Incidents, page 0

   1. We note the statement that you experienced a cybersecurity incident in your Form 8-K filed on March 12,
2024. Please advise us as to why you determined to file under Item
                                                        1.05 of Form 8-K given
the statement that the incident had not had a material impact on your operations, and
you were still in the process of determining whether the incident was reasonably likely to
materially impact your financial conditions or results of operations.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Pearlyne Paulemon at 202-551-8714 or Suzanne Hayes at 202-551-3675
       with any other questions.
 Michael H. McLamb
MarineMax, Inc.
June 3, 2024
Page 2




                                      Sincerely,
FirstName LastNameMichael H. McLamb
                                      Division of Corporation Finance
Comapany NameMarineMax, Inc.
                                      Office of Life Sciences
June 3, 2024 Page 2
cc:       Manny Alvare
FirstName LastName